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         ENHANCED GUARANTEED MINIMUM DEATH BENEFIT (EGMDB) AMENDMENT

Made a part of the Contract to which it is attached ("this Contract").

This amendment replaces, where applicable, the "Rider" Form 25923, the "Increased Guaranteed Minimum Death Benefit" rider Form DBA-2, the "Enhanced Guaranteed Minimum Death Benefit (EGMDB) Amendment" Form DBA-4A 11/98 which were attached to your Contract.

The following shall be inserted into Section 1.04 NET INVESTMENT RATE AND NET INVESTMENT FACTOR following the sixth paragraph:

     For any period in which the EGMDB is in effect, the Net Investment Rate for each sub-account is equal to the Gross Investment Rate of the Fund less a daily charge. The daily charge is deducted at an annual rate of 1.50% on each day of the Valuation Period. The Net Investment Rate is then adjusted, plus or minus, for any taxes imposed due to the operation of the Variable Account. This daily charge of 1.50% consists of 1.25% for mortality and distribution expense risks, 0.15% for the EGMDB rider, and 0.10% for administrative expenses.

     The EGMDB takes effect as of the time of fund valuation on the next policy anniversary date following the election of this benefit. If the election of this benefit is made on any policy anniversary date or at Contract inception, the EGMDB takes effect at the time of fund valuation on that date.

     There is a daily charge for this benefit at an annual rate of 0.15%. This daily charge is deducted from the Gross Investment Rate of each sub-account. The charge will begin at the time of fund valuation on the policy anniversary date following the election of this rider. This charge will continue for all future Contract years, including Contract years following age 80, unless the Owner elects to discontinue this benefit.

     After this benefit has been elected, the Owner may discontinue it at any time. If discontinued, the benefit will terminate at the time of fund valuation on the next policy anniversary date. The 0.15% annual charge will also cease when the benefit terminates. If the Owner elects to discontinue this benefit on a policy anniversary date, the benefit and the charge will terminate at the time of fund valuation on that date. Once discontinued, the Owner may not re-elect this benefit.

     Once Annuity Payments have begun, the EGMDB will be discontinued and the charge for this benefit will cease.

The following shall be added after the last sentence of the first paragraph of
Section 2.02 CHOICE OF ANNUITY PAYMENT OPTION:

     In addition, before Annuity Payment commence the Owner may select an Annuity Payment Option as a method of paying the Death Benefit to a Beneficiary.

The following replaces Section 2.13 DEATH OF ANNUITANT in its entirety:

     2.13 DEATH BENEFITS

     Death Before Commencement of Annuity Payments.

     Entitlement to Death Benefits.

     LNL will pay a Death Benefit upon the death of the Annuitant, the Owner or the Joint Owner (if there are two or more Joint Owners, only the Joint Owner pre-designated for payment of the Death Benefit). The payment of the Death Benefit will occur upon receipt of : (1) proof, satisfactory to LNL, of the death; (2) written authorization for payment; and (3) receipt by LNL of all required claim forms, fully completed. Proof of death may be a certificate of death, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death that is acceptable to LNL.

     Upon the death of the Annuitant, the Death Benefit will be paid to the Beneficiary in accordance with the terms of Article 3.

     Upon the death of the sole Owner, LNL will pay a Death Benefit to the Contingent Owner, if any; otherwise, to the Annuitant.

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If there is an Owner and one Joint Owner, upon the death of either the Owner or the Joint Owner, LNL will pay a Death Benefit to the surviving Owner or Joint Owner.

If there is an Owner and two or more Joint Owners, the Owner may pre-designate one of the Joint Owners upon whose death LNL will pay a Death Benefit. If the Owner has not pre-designated a Joint Owner, in writing to LNL, the youngest Joint Owner will be pre-designated Joint Owner. Upon the death of either the Owner or the pre-designated Joint Owner, LNL will pay a Death Benefit to the surviving Owner and/or any Joint Owner equally. Upon the death of a Joint Owner who was NOT the pre-designated Joint Owner, LNL will pay the cash surrender value to the surviving Owner and any Joint Owner equally.

If the deceased Owner or Joint Owner is also the Annuitant, then the death will be treated as the death of the Annuitant subject to the provisions of this Contract regarding death of Annuitant.

Determination of Amounts for EGMDB.

The EGMDB is only in effect for Non-Qualified Contracts and Contracts sold as Individual Retirement Annuities (IRA) under Code Section 408(b) or 408(A) that have elected, but not terminated, the EGMDB. For all other Contracts the EGMDB is not in effect and the Death Benefit is equal to the Increased GMDB (see Determination of Amounts for Increased GMDB).

LNL will pay a Death Benefit of an EGMDB for Contracts in which the EGMDB is in effect when the death occurs. The EGMDB is equal to the greater of the following two amounts:

     a. the current value of the Contract as of the date on which the death claim is approved for payment as described above; or

     b. the highest account value at the time of fund valuation on any policy anniversary date following election of this Death Benefit prior to the 81st birthday of the deceased and prior to the death of the deceased.

     The highest account value is adjusted for certain transactions. It is increased by Purchase Payments and is decreased by partial withdrawals, partial annuitizations, and premium taxes, if applicable, incurred subsequent to such policy anniversary date on which the highest account value occurred.

If the recipient of the Death Benefit is the surviving spouse of the deceased, the surviving spouse may continue the Contract as the sole Owner and receive a Death Benefit credited to the Contract. The Death Benefit which will be credited to the Contract is equal to the excess of "b." over "a.". If "a." is greater than "b." then no Death Benefit will be credited to the Contract on the first death. A Death Benefit credited into the Contract will only apply one time for each Contract.

Determination of Amounts for Increased GMDB.

LNL will pay a Death Benefit of an Increased GMDB for Contracts in which the EGMDB is NOT in effect when the death occurs. LNL will automatically increase the Guaranteed Minimum Death Benefit (GMDB), separately for each Contract Year's purchase payment(s), effective upon the Seventh Anniversary of each eligible Contract Year in which those payments were made (as the contingent deferred sales charge period expires on those payments).

The increased GMDB will be calculated based on the contract value at the close of business on the last Valuation Date preceding the Seventh Anniversary of the Contract Year for which the increase is made. The gain attributable to the eligible Contract Year would be calculated by allocating the appreciation in the Contract, respectively, to each year's net purchase payments based on LNL's internal rate of return (IRR) calculation. This gain will be referred to as "Attributable Gain".

If the death occurs after the GMDB is increased, LNL will pay an increased Death Benefit which will be the greater of:

     a. the current value of the Contract as of the date on which the death claim is approved for payment as described above; or

     b. the sum of all purchase payments plus any Attributable Gain, less any partial surrenders, partial annuitizations and premium taxes, if applicable, incurred.

                                                                          Leg II
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     The GMDB will be increased provided the Annuitant is less than 81 years of age and is still living on the Seventh Anniversary of the eligible Contract Year. This increase will only be made once with respect to each Contract Year's net purchase payments.

     If the recipient of the Death Benefit is the surviving spouse of the deceased, the surviving spouse may continue the Contract as the sole Owner and receive a Death Benefit credited to the Contract. The Death Benefit which will be credited to the Contract is equal to the excess of "b." over "a.". If "a." is greater than "b." then no Death Benefit will be credited to the Contract on the first death. A Death Benefit credited into the Contract will only apply one time for each Contract.

     Payment of Amounts on Death.

     If the Owner is a corporation or other non-individual (non-natural person), the death of the Annuitant will be treated as the death of the Owner.

     The proceeds (either the Death Benefit or the cash surrender value) payable on the first death of the Owner or any Joint Owner, or upon the death of the spouse who continues the Contract, will be distributed as follows:

          a. the proceeds must be completely distributed within five years of the (Joint) Owner's date of death; or

          b. the recipient of the proceeds may elect, within the one year period after the (Joint) Owner's date of death, to receive the proceeds in substantially equal installments over the life of such recipient or over a period not extending beyond the life expectancy of such recipient; provided that such distributions begin not later than one year after the (Joint) Owner's date of death.

     The Death Benefit payable on the death of the Annuitant will be distributed to the designated Beneficiary in either the form of a lump sum or an Annuity Payment Option. An Annuity Payment Option must be selected within 60 days after LNL approves the death claim as discussed previously.

     If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by LNL of the claim. This payment may be postponed as permitted by the Investment Company Act of 1940.

     Notwithstanding any provision of this Contract to the contrary, no payment of proceeds provided under the Contract will be allowed that does not satisfy the requirements of Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.

     All payments will be subject to the laws and regulations governing death benefits.

     Death On or After the Commencement of Annuity Payments.

     If upon the death of the Annuitant, or both Joint Annuitants when applicable, any Annuity Payments remain under the Option they will be paid to the Beneficiary as provided by the Option.

The following shall replace (3) of the first sentence of the first paragraph of
Section 2.14 WAIVER OF CONTIN-GENT DEFERRED SALES CHARGES:

     (3) a surrender of the Contract as a result of the payment of a Death Benefit paid on the death of the Annuitant, the Owner, or the Joint Owner (if there are two or more Joint Owners, only the Joint Owner pre-designated for payment of the Death benefit as defined in Section 2.13);
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The following shall be added prior to the first paragraph of Section 4.02
CONTROL:

     If a Joint Owner(s) is named in the application, the Owner and any Joint Owner shall be treated as having equal and undivided interests in the Contract. The Owner and any Joint Owner, independent of the other, may exercise any ownership rights in this Contract.

     A Contingent Owner cannot exercise any ownership rights in this Contract while the Contract Owner or any Joint Owner is alive.



                  The Lincoln National Life Insurance Company

                             /s/  Nancy J. Alford

                          Nancy Alford, Vice President